Exhibit 4.18

PORTIONS OF THIS EXHIBIT HAVE BEEN OMITTED BECAUSE THEY ARE BOTH (i) NOT MATERIAL AND (ii) WOULD BE COMPETITIVELY HARMFUL IF PUBLICLY DISCLOSED. THE OMISSIONS HAVE BEEN INDICATED BY ASTERISKS (“[***]”)

SALE AND PURCHASE AGREEMENT

THIS SALE AND PURCHASE AGREEMENT (this “Agreement”) is entered into on April 13, 2021:

By and Between:

(1)          Quantum (2007) LLC, a company organized and validly existing under the laws of State of Delaware, the United States of America, with its registered address at 16192 Coastal Highway Lewes Delaware 19958 USA (the “Vendor”); and

(2)          Hangzhou Chengmao Investment Co., Ltd., a company organized and validly existing under the laws of the PRC, with its registered address at Room 302, Xintiandi Business Center, Xiacheng District, Hangzhou City, Zhejiang Province, the PRC (the “Purchaser”).

WHEREAS, the Vendor is the legal and beneficial owner of the 12% equity interest of Qoros Automotive Co., Ltd., a limited liability company organized under the laws of the PRC with its registered capital of RMB16,925,480,000 (the “Company”); and

WHEREAS, the Parties have agreed that the Vendor shall sell, and the Purchaser shall purchase, the Sale Shares (as defined below) on and subject to the terms and conditions of this Agreement.

IT IS THEREFORE AGREED as follows:

Article 1
Definition

1.1          Capitalized terms used herein and not otherwise defined in the context shall have the following meanings:

“Affiliate” means, with respect to any specified Person, any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such specified Person.

“AOA” means, the Articles of Association of the Company, dated as of January 6, 2019 (as amended from time to time).

“Business Day” means any day except a Saturday, Sunday, or other day on which commercial banks in New York, Hong Kong, or Beijing are authorized by law to close.

“Encumbrance” means a mortgage, charge, pledge, lien, option, restriction, right of first refusal, right of pre-emption, third-party right or interest, other encumbrance or security interest of any kind, or any type of preferential arrangement (including, without limitation, a title transfer or retention arrangement) having similar effect, provided, however, that the Encumbrance shall not include any Encumbrance in favor of the Purchaser.

“EXIM” means the Export-Import Bank of China.

“First Payment Date” means September 30, 2021.

“First Payment” means RMB 390,000,000 (equal to 25% of the Purchase Price).

“First Tranche” means the sum of the First Payment and the Second Payment.

“Fourth Payment Date” means March 31, 2023.

“Fourth Payment” means RMB 390,000,000 (equal to 25% of the Purchase Price).

“JV Contract” means the Joint Venture Contract, dated as of January 6, 2019, entered into by and among Wuhu Chery, the Purchaser and the Vendor (as amended from time to time).

“MOFCOM” means the Ministry of Commerce of PRC or its local counterpart.

“NDRC” means the National Development and Reform Commission or its local counterpart.

“Party” means each of the Vendor and the Purchaser, and the “Parties” means all of them together.

“Payment Date” means each of First Payment Date, Second Payment Date, Third Payment Date and Fourth Payment Date.

“Payment” means each of First Payment, Second Payment, Third Payment and Fourth Payment.

“Person” means an individual, partnership, corporation, business trust, joint-stock company, trust, unincorporated association, joint venture, or other similar entity.

“PRC” means the People’s Republic of China, which for the purpose of this Agreement, does not include Hong Kong, Macau and Taiwan.

“RMB” means Renminbi yuan, the lawful currency of the PRC.

“Sale Shares” means 12% of the equity interest of the Company (equivalent to RMB 2,031,057,600 registered capital amount) held by the Vendor as of the date of this Agreement.

“SAMR” means the State Administration of Market Regulation or its local counterpart.

“Second Payment Date” means March 31, 2022.

“Second Payment” means RMB 390,000,000 (equal to 25% of the Purchase Price).

“Second Tranche” means the sum of the Third Payment and the Fourth Payment.

“Third Payment Date” means September 30, 2022.

“Third Payment” means RMB 390,000,000 (equal to 25% of the Purchase Price).

“Transfer Date” means the date when the First Tranche has been fully paid to the Vendor pursuant to Article 3.4.

“Wuhu Chery” means Wuhu Chery Automobile Investment Company Limited.

1.2          Any capitalized terms used but not defined herein shall have the meanings ascribed to them in the JV Contract.

1.3          Any of the terms defined herein may, unless the context otherwise requires, be used in the singular or plural depending on the reference. References to an “Article” or a “Section” are, unless otherwise specified, to one of the articles or sections or subsections of this Agreement.

1.4          The titles of the Articles and Sections of this Agreement are for convenience of reference only and are not to be considered in construing this Agreement.

Article 2
Sale and Purchase of Shares

2.1          The Vendor agrees to sell to the Purchaser the Sale Shares free from all Encumbrances (except for any Encumbrance resulting from the Articles of Association of the Company and except as may be required to be pledged to EXIM or another consortium bank), and the Purchaser agrees to purchase such Sale Shares, on the terms and conditions set out in this Agreement (the “Transaction”).

Article 3
Purchase Price and Payment

3.1          As consideration for its purchase of the Sale Shares hereunder, the Purchaser agrees to pay to the Vendor a purchase price of RMB 1,560,000,000 (together with any late payment penalties, the “Purchase Price”). Please refer to Exhibit A attached hereto for the schedule of payment of the Purchase Price. If a payment with respect to any Payment Date fails to be fully paid within 30 days of the relevant Payment Date, such payment amount shall be subject to a “Price Adjustment” (which shall be deemed as late payment penalties) at a rate equal to the one-year loan prime rate (published by the People’s Bank of China on the most recent practicable date prior to the Payment Date) calculated for a period starting from the relevant Payment Date to the date when all the due payment and the Price Adjustment have been paid in full. For clarity, the remedies provided in this Section 3.1 will not be exclusive of or limit other remedies that may be available to the Non-defaulting Party.

3.2          To secure the performance of the Purchaser’s obligations under this Agreement, the Purchaser agrees to transfer an amount equal to RMB 78,000,000 (equal to 5% of the Purchase Price) (“Deposit”) into an escrow account set up in the name of the Purchaser (the “Escrow Account”) on the earlier of (i) the date on which Company or any of its subsidiaries resumes its production and (ii) July 31, 2021. The Parties agree that the Deposit shall be counted as part of the First Payment. On the First Payment Date, the Purchaser shall transfer an amount equal to the First Payment minus the Deposit to the Escrow Account; and on the Second Payment Date, the Purchaser shall transfer an amount equal to the Second Payment to the Escrow Account.

3.3          The Vendor shall take all necessary actions, with assistance and cooperation from the Purchaser, to obtain the approval of/filing with NDRC (if required by Applicable Laws), and subject to the full payment of the First Tranche into the Escrow Account pursuant to Section 3.2, complete the registration with the SAMR in relation to the transfer of the Sale Shares, and filing with MOFCOM (to the extent required by Applicable Laws), the amendment filings of the Company’s foreign exchange information and tax filings with competent tax authority of the outbound remittance of the First Tranche under trade in services and other items. The Purchaser and the Vendor shall maintain their joint and respective specimen signatures/seals for the Escrow Account, and all funds under such Escrow Account shall be used and transferred only for the purpose of the payment of the Purchase Price or as otherwise provided by this Agreement.

3.4          The Vendor and the Purchaser agree that subject to (1) the approval of/ filing with the NDRC (if required by Applicable Laws); (2) the registration with the SAMR of the transfer by the Vendor of the Sale Shares and filing with MOFCOM (to the extent required by Applicable Laws); (3) the completion of the Company’s foreign exchange information amendment filing for the transfer by the Vendor of the Sale Shares; and (4) the completion of the filing with competent tax authority of the outbound remittance of the First Tranche under trade in services and other items, the First Tranche shall be paid to the Vendor within five (5) Business Days upon the date when the matters set out in the aforesaid sub-sections (1), (2), (3) and (4) are completed. The Vendor further agrees that if it has received the First Tranche paid by the Purchaser before the Transfer Date, without the consent of the Purchaser, the Vendor shall not transfer or use the First Tranche in any manner.

3.5          The Purchaser shall pay the Third Payment to the Vendor on or before the Third Payment Date and pay the Fourth Payment to the Vendor on or before the Fourth Payment Date. The Purchaser shall, with the cooperation of the Vendor, take, and cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to complete the relevant tax filings and filing applications via the paying bank for the approval of the competent foreign exchange administration authority prior to the Third Payment Date and the Fourth Payment Date (as applicable).

3.6          If this Agreement is terminated in accordance with Article 8 of this Agreement or as a matter of law, (1) the Vendor shall (subject to the reversion set forth in sub-section (2) hereof) release the escrow so established under Section 3.2, and Section 3.5 (where applicable), and (2) in the event that the Purchaser has been registered as the holder of the Sale Shares, upon request by the Vendor, the Purchaser shall use its commercially reasonable efforts to cooperate with the Vendor to conduct the relevant formalities to reverse the Transaction, including assisting the Company to complete the approval, filing and registration procedures with relevant governmental authorities for the reversion of the title to the Sale Shares in the Company to the Vendor.

For the avoidance of doubt, if this Agreement is terminated in accordance with Section 8.2 of this Agreement, such termination or any performance of the Non-Defaulting Party (as defined below) of its respective obligations set forth in this Section 3.6 above shall not be deemed to constitute a waiver of any available remedy (including specific performance, if available) of the Non-Defaulting Party for any breach or misrepresentation of the Defaulting Party (as defined below), nor shall the Defaulting Party be relieved of any liability that has arisen or occurred for its breach of, or for any misrepresentation under this Agreement.

3.7          Both Parties shall procure the Company and shall use reasonable efforts to [***] take all necessary actions to obtain the approval or complete the registrations or filings set out in sub-sections (1), (2), (3) and (4) of Section 3.4, Section 3.5, Section 3.6 and Section 3.9, and the Parties shall cooperate with each other and the Company, and provide such information or assistance as may be required for the purpose of enabling the Company to obtain the said approval or complete the said registrations or filings. Further, the Purchaser shall sign all documents and perform such acts as may be necessary or desirable to effect the payment of the Purchase Price to the Vendor, including but not limited to filing applications via the paying bank for the approval of the competent foreign exchange administration authority of the payment of each Payment by the Purchaser and such paying bank.

3.8          The Purchaser shall take, and shall cause the Company to take, any and all actions necessary or desirable as required for the purpose of the Closing, including but not limited to (i) preparing all the applicable documents required for the submission to the competent government authorities; and (ii) to the extent required, notifying all lending banks of the transaction contemplated in this Agreement in writing, and shall use its best efforts to, to the extent required, cause the Company to obtain the written consent of or the waiver by the lending banks. [***].

3.9          The Purchaser agrees, and will take any action (and cause the Company and the other shareholders to take any action to ensure) that the Vendor is entitled to retain one (1) director at the board of directors of the Company, from the Transfer Date to the date the Purchaser has paid to Vendor the full amount of the Purchase Price. Notwithstanding the transfer of the Sale Shares, the Purchaser shall cause the person designated by the Vendor to be appointed as a director of the Company concurrently with the registration of the transfer of the Sale Shares with SAMR and the director designated by the Vendor shall be removed promptly after the Vendor has fully received the Fourth Payment pursuant to Section 3.5.

Article 4
Share Transfer

4.1          Subject to the Vendor’s receipt of collateral or other security acceptable to it in its sole discretion, the transfer of the Sale Shares shall take place on the date on which the Vendor has fully received the First Tranche, or such other dates designated by the Vendor after all conditions set forth in Article 5 are satisfied (or waived by the relevant Party), and at the primary office of the Company or other places as agreed by the Parties. For the avoidance of doubt, the SAMR registration as provided under Article 3.3 shall be completed after the Vendor’s receipt of such collateral or other security.

4.2          (a) Without prejudice to any rights and entitlements of Vendor under this Agreement, any other document to which the Vendor is a party or otherwise as a matter of law, in the event that (i) the Purchaser fails to pay the full amount of any Payment within sixty (60) days after the corresponding Payment Date, or (ii) for whatever reason the Vendor fails to receive the full amount of the First Tranche by June 30, 2022 (each of (i) and (ii) is referred to as a “Put Triggering Event”), the Vendor may, at its sole election, immediately exercise the Put Option by serving the Party B Put Notice to the Purchaser.

(b)           The Parties further agree that, by entering into this Agreement, for the purposes of paragraph (a) of this Article 4.2, such Party B Put Notice shall be deemed to have been served, and the Party B Expiration Date shall be the date on which a Put Triggering Event occurs.

(c)           For the avoidance of doubt, (i) nothing contained in this Article 4.2 shall be interpreted to alter or release any of Purchaser’s obligations under this Agreement, the JV Contract or any other document to which the Purchaser is a party; and (ii) if the Vendor elects to exercise the Put Option, part or all of the amounts payable by the Purchaser under this Agreement shall be deemed as a part of the Put Price pursuant to Article 5.2.8(b) of the JV Contract.

Article 5
Conditions to Share Transfer

5.1          The obligations of the Purchaser to pay to the Vendor the First Tranche shall be subject to the fulfillment or written waiver by the Parties, at or prior to the Transfer Date, of each of the following conditions:

(a)	As of the Transfer Date, the Vendor shall not have materially breached this Agreement;

(b)	The release of the share pledge of the Sales Share; and

(c)	The Transaction has been approved by the NDRC and registered with the SAMR.

5.2          For avoidance of doubt, the Purchaser’s obligation to pay the Second Tranche shall not be conditioned upon the satisfaction of any condition precedent set out in Article 5.1.

Article 6
Representations And Warranties

6.1          The Vendor hereby represents and warrants to the Purchaser that as of the date of this Agreement and the Transfer Date:

(a)	it has been duly incorporated and is validly existing under the laws of its place of incorporation;

(b)
it has valid, good and unencumbered title to the Sale Shares (except for any Encumbrance resulting from the Articles of Association of the Company and except as may be required to be pledged to EXIM or another consortium bank), and it has full right, power and authority to enter into and perform its obligations under this Agreement. Subject to the Purchaser’s compliance with Section 3.9, upon Vendor’s receipt of the First Tranche, the Purchaser will acquire valid and good title to the Sale Shares, free of any Encumbrance (except for any Encumbrance resulting from the Articles of Association of the Company and except as may be required to be pledged to EXIM or another consortium bank);

(c)
this Agreement has been duly executed and delivered by the Vendor and constitutes legal and binding obligations of the Vendor enforceable against it in accordance with its terms. The Vendor’s execution, delivery and performance of this Agreement will not contravene, breach or violate or result in a contravention, violation or breach of (i) the memorandum and articles of association or other constitutive documents of the Vendor; (ii) the laws of the PRC or laws of any other jurisdiction which may otherwise be applicable to the Vendor or the transaction contemplated under this Agreement; or (iii) any agreement or other instrument binding upon the Vendor or any judgment, order or decree of any governmental body, agency or court having jurisdiction over the Vendor.

6.2          The Purchaser hereby represents and warrants to the Vendor that as of the date of this Agreement and the Transfer Date:

(a)	it has been duly incorporated and is validly existing under the laws of its place of incorporation;

(b)	it has full right, power and authority to enter into and perform its obligations under this Agreement;

(c)
this Agreement has been duly executed and delivered by the Purchaser and constitutes legal and binding obligations of the Purchaser enforceable against it in accordance with its terms. The Purchaser’s execution, delivery and performance of this Agreement will not contravene, breach or violate or result in a contravention, violation or breach of (i) the articles of association of the Purchaser; (ii) the laws of the PRC or laws of any other jurisdiction which may otherwise be applicable to Purchaser or the transaction contemplated under this Agreement; or (iii) any agreement or other instrument binding upon the Purchaser or any judgment, order or decree of any governmental body, agency or court having jurisdiction over the Purchaser.

Article 7
Dispute Resolution

7.1          The Parties shall make their efforts to resolve any disputes resulting from or relating to this Agreement through amicable negotiation. If the disputes cannot be resolved through negotiation within thirty (30) days after any Party serves a notice to other Parties, any Party may refer such dispute to arbitration in Beijing before China International Economic and Trade Arbitration Commission (“CIETAC”) in accordance with its arbitration rules then in effect. The arbitration tribunal shall consist of three (3) arbitrators. Each of the Parties shall have the right to appoint one (1) arbitrator. The third arbitrator shall be appointed by CIETAC. All arbitration proceedings shall be conducted in both English and Chinese languages, provided that if only one language is permitted, the proceedings shall be conducted in English. Any arbitration award rendered by the arbitration tribunal shall be final and binding upon the Parties. The arbitration costs, including attorney’s fees, shall be borne by the losing Party, unless otherwise specified in the arbitration award.

7.2          In the process of resolving the disputes, the Parties shall continue exercising their rights and performing their obligations under this Agreement that are not affected in good faith, except for the disputed matters.

Article 8
Termination

8.1          This Agreement may be terminated in writing by unanimous agreement of the Vendor and the Purchaser.

8.2          If (1) any of the obligations of any of the Parties under this Agreement which should have been fulfilled by such Party has not been duly and promptly performed in any material aspect or any of the Parties materially breaches this Agreement, or (2) any of the representations or warranties made by any of the Parties under this Agreement is or becomes apparent that any of such representations or warranties would be untrue, incorrect, incomplete or misleading in any material aspect, or any event occurs or matter arises which renders, or would render, any of the representations or warranties of any of the Parties under this Agreement untrue, incorrect, incomplete or misleading in any material aspect, then, in any such case, the other Party to which none of the foregoing situations has occurred (the “Non-Defaulting Party”) shall notify such default to the other Party (the “Defaulting Party”) requesting for the correction thereof within thirty (30) days. If the Defaulting Party fails to correct such default within the aforesaid thirty (30) days, the Non-Defaulting Party may, in its sole and absolute discretion, by notice in writing to the Defaulting Party, terminate this Agreement.

8.3          Notwithstanding the foregoing, in no event shall the Purchaser unilaterally terminate this Agreement after the Transfer Date.

8.4          The provisions of Article 7, this Article 8 and Article 9 shall survive the termination of this Agreement.

Article 9
General Provisions

9.1          Governing Law.  This Agreement shall be governed by and construed exclusively in accordance with the laws of the PRC (excluding its choice of law rules).

9.2          Effectiveness.  This Agreement shall take effect and be binding over the Parties hereto immediately upon its execution by the Parties.

9.3          Confidentiality.  Unless otherwise agreed to in writing by the Parties, none of the Parties shall, directly or indirectly, disclose, or permit the disclosure of, to any third Person (i) the existence or content of this Agreement or of discussions regarding the transaction contemplated hereunder, (ii) any of the terms, conditions or other aspects of the transaction contemplated hereunder, or (iii) the status of performance of this Agreement, except (a) to advisors, agents, shareholders, limited partners, directors, officers or employees of the relevant Party and its Affiliates, (b) to financial institutions and banks whose consent or financing will be obtained for the transaction contemplated hereunder, (c) as may be compelled in a judicial or administrative proceeding or as otherwise required by law and regulation or pursuant to legal proceedings (in which case the disclosing Party shall notify the other Parties in writing promptly if lawfully permitted to do so), and (d) as may be required by government or regulatory authorities or stock exchanges or agencies that have jurisdiction over a Party (or its parent company) or the transaction contemplated hereunder (in which case the disclosing Party shall notify the other Parties in writing promptly thereof).

9.4          Successors and Assigns.  Except as otherwise specifically provided herein, this Agreement shall bind and inure to the benefit of each Party’s respective successors and permitted assigns; provided that no Party shall have any right to assign any of its rights hereunder or any interest herein without obtaining the written consent of the other Parties hereto to such assignment, and any purported assignment made without obtaining such written consent shall be null and void.

9.5          Notices.  All notices under this Agreement shall be given in writing and shall be deemed to have been given upon delivery if delivered by hand or air courier, upon generation of confirmed receipt by the machine if sent by facsimile transmission, or on the seventh Business Day after mailing if sent by air mail, certified or registered mail, return receipt requested and postage prepaid, in each case to the address set forth below (or to such other address or addressee as a Party may specify by notice given hereunder);

(a)          If to the Vendor

Address:	1 Temasek Avenue#37-02B Millenia Tower Singapore 039192
Attention to:	Robert L. Rosen
Tel:	(65) 6351 1788

(b)          If to the Purchaser

Address:	Room 316, Building 9, 588 Feijiatang Road, Xiacheng District, Hangzhou City, Zhejiang Province, P.R.China, 310006
Attention to:	Sun Li
Tel:	(86) 136 0257 5157

9.6          Severability.  Any provision of this Agreement that is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall (to the full extent permitted by law) not invalidate or render unenforceable such provision in any other jurisdiction.

9.7          Amendments.  Any term of this Agreement may be amended only with the written consent of the Parties.

9.8          Counterparts.  This Agreement may be executed in any number of counterparts, each of which shall be an original but all of which together shall constitute one instrument. Each counterpart may consist of a number of copies hereof, each signed by less than all, but together signed by all, of the Parties hereto.

9.9          Language.  This Agreement is written and executed in Chinese and English versions and both versions shall have equal validity.

9.10        Taxes and Expenses.  Unless otherwise expressly provided in this Agreement, each Party hereto shall bear and be responsible for the payment of all taxes, government charges, costs and expenses it incurs in relation to the discussion, conclusion, delivery and performance of this Agreement.

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IN WITNESS WHEREOF, the Parties hereto have caused this Sale and Purchase Agreement to be duly executed and delivered as of the day and year first above written.

Vendor: Quantum (2007) LLC By: /s/ Robert L. Rosen Name: Robert L. Rosen Title: CEO
Purchaser: Hangzhou Chengmao Investment Co., Ltd. By: /s/ Sun Li Name: Sun Li/孙莉 Title: Legal Representative

Schedule A - Purchase Price Payment Schedule

Installment	Amount (RMB)	Percentage of the Aggregate Purchase Price	Payment Date
Deposit	78,000,000	5%	earlier of (i) the date on which Company or any of its subsidiaries resumes its production and (ii) July 31, 2021
First Payment (minus Deposit)	312,000,000	20%	September 30, 2021
Second Payment	390,000,000	25%	March 31, 2022
Third Payment	390,000,000	25%	September 30, 2022
Fourth Payment	390,000,000	25%	March 31, 2023